Exhibit (a)(1)(B)

Cover E-mails

From: Rick E Winningham

To: All Employees

Subject: Launch of Option Exchange Program

Date: August 28, 2015

Dear Theravance Biopharma Employees,

I am pleased to announce that today we are launching the option exchange program and are offering eligible employees a one-time opportunity to voluntarily exchange certain options for half the number of restricted share units, subject to a new vesting schedule.  This offer begins today and is scheduled to expire on September 25, 2015, at 9:00 p.m. Pacific Time.  You can access all relevant information regarding the offer at www.corp-action.net/TheravanceBiopharmaOptionExchange.

What happens next?

Theravance Biopharma has engaged Computershare, a specialized provider of employee equity plan services, to help administer the offer.  Computershare will be responsible for the day-to-day logistics of the offer, including the offer website, customer service via telephone and various communications regarding participation in the offer.  If you are eligible to participate in the offer, you will receive an e-mail from TheravanceBiopharmaOptionExchange@paladinbusiness.com today with a personalized PIN, instructions on how to log in to the offer website, and documents outlining the full terms of the offer.  Upon receipt, log in to the website to view your eligible option holdings, model the potential exchange and access additional copies of certain offer documents.  Once ready, you may make your election decision via the website.  Any participants who do not wish to make an online election, will need to submit the provided hard copy election form, which must be properly completed, signed and received by Computershare no later than the above deadline.

In addition, eligible participants will receive a meeting invite for our employee information sessions to learn more about the offer.

Who is eligible?

You are eligible to participate in the offer if you have outstanding options which were granted prior to August 4, 2015 under the 2013 Equity Incentive Plan or the 2014 New Employee Equity Incentive Plan, as applicable and you are an eligible option holder as defined below.

You are an eligible option holder if you are an employee of Theravance Biopharma or any of its subsidiaries working in the U.S. or the United Kingdom as of the start of the exchange program and you remain an employee of Theravance Biopharma or any of its subsidiaries working in one of the foregoing countries through the expiration of the exchange program and the restricted share unit grant date. Our executive officers, other members of our senior leadership group, members of our board of directors and consultants are not eligible option holders and may not participate in the offer.

When is the deadline to participate?

This offer currently is scheduled to expire on September 25, 2015, at 9:00 p.m., Pacific Time and restricted share units are scheduled to be granted on the same day.

We believe that this offer provides meaningful choices related to your long-term equity awards.  If you are eligible to participate, please take the time to review and carefully consider the information provided to you by Computershare and then follow the provided instructions to make your election prior to the scheduled September 25, 2015 expiration date.

Best regards,

Rick E Winningham

Chief Executive Officer

From: TheravanceBiopharmaOptionExchange@paladinbusiness.com

To: All Eligible Employees

Subject: Theravance Biopharma Option Exchange Program Information [Do not reply]

Date: August 28, 2015

CONFIDENTIAL

As announced by Rick E Winningham, Theravance Biopharma is offering you a one-time opportunity to voluntarily exchange certain options for half the number of restricted share units, subject to a new vesting schedule (referred to as the “offer”).  Copies of the documents describing the offer are attached and are also available through the link to the offer website provided below or by calling Computershare.

If you would like to take advantage of this offer, your election must be submitted online using the offer website on or before 9:00 p.m. Pacific Time on September 25, 2015 (any participants who wish to participate in the offer and do not wish to make an online election, must submit the attached hard copy election form, which must be properly completed, signed and received by Computershare via U.S. mail (or other post) or Federal Express (or similar delivery service) no later than the above deadline).

If you choose not to participate, you do not need to take any action and you will keep your outstanding eligible options with their current terms and conditions.

To help you decide whether to participate in the offer, please review the offer documents attached to this e-mail and also available via the offer website or by calling Computershare.  For security purposes, a Personal Identification Number (PIN) has been assigned to you.  After you log on to the offer website, you must enter your e-mail address and the below PIN to access your current eligible options and make your election choices.

Website address: www.corp-action.net/TheravanceBiopharmaOptionExchange

Your e-mail address is: [XXX@theravance.com]

Your PIN is: [XXXXXXXXX]

If you decide to participate in the offer, you must complete and submit an online election form on or before 9:00 p.m. Pacific Time on September 25, 2015 or ensure your hard copy election form is completed, signed and received by Computershare via U.S. mail (or other post) or Federal Express (or similar delivery service) by this deadline.  Elections or changes to elections cannot be accepted after this time.

If you have any questions regarding the offer details or how to participate, please call Computershare at the number below and one of their customer service representatives will be able to assist you with your questions.

Please do not reply to this e-mail message.

This Offer expires at 9:00 p.m. Pacific Time on September 25, 2015

If you have questions, please contact the Computershare Call Center at 866-305-9582 (within the U.S. and Canada) or +781-575-2643 (call collect outside the U.S. and Canada).  The Call Center is open from 5:00 a.m. to 5:00 p.m., 5 days week, Monday through Friday Pacific Time.  Interpreter services are available upon request.

To: [All] Employees

From:  Theravance Biopharma Representative

Date:  [Date] [TO BE SENT AFTER THE COMMENCEMENT OF THE OFFER]

Subject:  Important Employee Meeting Today at [X:00] PM

Please join us in rooms [XXXX and XXXX] today at [X:00] PM for a brief and important employee meeting to discuss the Launch of the Option Exchange Program.

[If you are offsite and would like to call-in to the meeting, please join the meeting from your computer, tablet or smartphone at [https://XXXXX] and please dial: XXX-XXX-XXXX & conference ID: XXXXXXX (please mute your phone).]

Stay tuned as more detailed information sessions for eligible employees will be scheduled next week.

To: Eligible Employees

From: Theravance Biopharma Representative

Date: [DATE] [TO BE SENT OR POSTED AFTER THE COMMENCEMENT OF THE OFFER]

Subject: Theravance Biopharma Option Exchange Program — Information Sessions

To learn more about the one-time opportunity to voluntarily exchange certain options for half the number of restricted share units, subject to a new vesting schedule and to answer any questions you may have, please sign-up on sharepoint and join us for [one of] the following employee meeting[s]:

[DATE], at [TIME AND LOCATION]

[DATE], at [TIME AND LOCATION]

[DATE], at [TIME AND LOCATION]

[DATE], at [TIME AND LOCATION]

[DATE], at [TIME AND LOCATION]

[DATE], at [TIME AND LOCATION]

[If you are offsite and would like to call-in to a meeting, please join the meeting from your computer, tablet or smartphone at [https://XXXXX] and please dial: XXX-XXX-XXXX & conference ID: XXXXXXX (please mute your phone, unless you plan on speaking).]